Exhibit 99.1

News Release
B2Gold Reports 2014 Second Quarter/First-Half Operational & Financial Results.

Vancouver, August 14, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports results from its operations for the three and six months ended June 30, 2014. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the 2014 second quarter/first-half include:

2014 Second Quarter Highlights

•	Gold production of 85,704 ounces, an increase of 4% over the second quarter of 2013
•	Successful change-out of the Masbate SAG mill in June
•	Consolidated cash operating costs of $720 per ounce, in-line with budget and $12 per ounce lower than in the same quarter last year
•	Gold revenue of $120.3 million on sales of 93,330 ounces at an average price of $1,289 per ounce
•	Cash flow from operating activities before changes in non-cash working capital of $29.9 million ($0.04 per share)
•	Strong cash position of $134.8 million at quarter end
•	2014 production guidance remains unchanged
•	Mine construction at Otjikoto remains on budget and schedule with production expected to commence in the fourth quarter of 2014
•	Merger Implementation Agreement with Papillon Resources Limited entered into on June 3, 2014

2014 First-Half Highlights

•	Gold production of 182,007 ounces, an increase of 13% over the same period in 2013
•	Consolidated cash operating costs of $675 per ounce of gold, $52 per ounce lower than in the same period last year, and $22 per ounce below budget
•	Gold revenue of $249.3 million on sales of 192,325 ounces at an average price of $1,296 per ounce
•	Cash flow from operating activities before changes in non-cash working capital of $73.2 million ($0.11 per share)

2014 Second Quarter and First-Half Operational Results

Consolidated gold production in the second quarter of 2014 was 85,704 ounces, approximately 5% below budget, but approximately 4% higher than in the same quarter last year. Consistent with the Company’s expectations, gold production in the second quarter of 2014 was lower than in the first quarter of 2014 mainly due to the change-out of the Masbate SAG mill in June. The change-out of the Masbate SAG mill was successfully implemented and the new SAG mill is now in operation and performing well after a short period of commissioning. The Company’s 2014 annual consolidated production guidance range of 395,000 to 420,000 ounces of gold remains unchanged. Based on current production forecasts, the Company expects to meet the lower end of its production guidance range.

Consolidated cash operating costs for the second quarter of 2014 were $720 per ounce of gold, $12 per ounce lower than in the same quarter last year, and approximately in-line with budget of $714 per ounce. Consolidated all-in-sustaining costs for the quarter were $1,391 per ounce, and were (temporarily) higher due to higher sustaining capital expenditures in the quarter (relating mostly to the Masbate SAG mill installation and haul trucks purchased for Masbate), higher general and administrative costs (reflecting executive bonuses and share-based payments in the quarter), and lower gold production. However, the Company expects all-in-sustaining costs to be lower in the second half of the year and to be in the range of $1,025 to $1,125 per ounce for the full-year of 2014.

In the first-half of 2014, consolidated gold production totaled 182,007 ounces, 12,026 ounces below budget. However, consolidated production guidance for the year remains unchanged, as the planned mine development at the Masbate and Limon Mines are expected to be completed and meet budget in the second half of the year (see “Operations” section below). For the first-half of 2014, budgeted gold production was expected to be lower than in the second half of the year, due to a number of factors including the SAG mill replacement in June at the Masbate Mine.

For the first six months of 2014, consolidated cash operating costs were $675 per ounce, a significant reduction of $52 per ounce compared to the same period last year (of $727 per ounce), and $22 per ounce below budget. Consolidated all-in-sustaining costs in the first-half of 2014 were $1,205 per ounce.

The Company is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold at an operating cash cost of $667 to $695 per ounce. Based on current production forecasts, the Company expects to meet the lower end of its production guidance range. All-in sustaining cash costs are forecast to be in a range of $1,025 to $1,125 per ounce of gold. The production forecast for 2014 does not include any estimated gold production from the Otjikoto development project in Namibia as any revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production. With the first full-year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production in the range of 525,000 to 550,000 ounces, based on current assumptions.

2014 Second Quarter and First-Half Financial Results

Gold revenue for the second quarter of 2014 was $120.3 million on sales of 93,330 ounces at an average realized price of $1,289 per ounce compared to $122.6 million (which included a non-cash amount of $9.4 million described below) on sales of 86,239 ounces at an average realized price of $1,422 per ounce in the second quarter of 2013. Gold revenue declined only marginally (2%), as an 8% increase in sales volume largely offset a 9% decrease in the average realized gold price.

Gold revenue of $122.6 million in the second quarter of 2013 included a non-cash amount of $9.4 million related to the amortization of deferred revenue, associated with the fair value adjustment of the gold forward contracts acquired as part of the CGA acquisition. Amortization of the balance was completed by the 2013 year-end.

For the first six months of 2014, consolidated gold revenue was $249.3 million on sales of 192,325 ounces at an average price of $1,296 per ounce compared to $277.5 million (which included a non-cash amount of $18.8 million related to amortization of deferred revenue) on sales of 181,281 ounces at an average price of $1,531 per ounce in the first-half of 2013. Gold revenue in the first-half of 2013 also included the sale of 20,811 ounces, relating to the Masbate Mine’s gold bullion inventory acquired on January 16, 2013.

Cash flow from operating activities before changes in non-cash working capital was $29.9 million ($0.04 per share) in the second quarter of 2014 compared to $43.3 million ($0.06 per share) in the first quarter of 2014, and to $34.4 million ($0.05 per share) in the second quarter of 2013. As expected, cash flow from operations in the current quarter decreased from the previous quarter, mainly as the result of lower gold production (and related sales) due to the Masbate SAG mill change-out in June. Operating cash flows were lower than in the second quarter of 2013, mostly due to higher current income taxes (as a result of higher taxable income, mostly relating to the Company’s Libertad operations) and higher general and administrative costs, partially offset by lower production costs and higher sales volume in the quarter.

For the six months ended June 30, 2014, cash flow from operating activities before changes in non-cash working capital was $73.2 million ($0.11 per share) compared to $81.4 million ($0.13 per share) in the same period last year. In the first quarter of 2013, operating cash flows benefitted from the gold sales of approximately $33 million for the Masbate Mine’s gold product inventory acquired on January 16, 2013.

For the second quarter of 2014, adjusted net income was $2.1 million ($0.00 per share) compared to $7.8 million ($0.01 per share) in the same period of 2013 (see “Non-IFRS Measures” section in the Company’s Management's Discussion & Analysis for the second quarter of 2014 available on SEDAR at www.sedar.com for a reconciliation of net income to adjusted net income). Adjusted net income in the second quarter of 2014 primarily excluded non-cash share-based compensation expense of $7.3 million and a non-cash mark-to-market loss of $4.4 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes issued on August 23, 2013. The convertible notes are measured at fair value on each financial reporting period-end date.

For the second quarter of 2014, the Company generated a (GAAP) loss of $11.5 million (negative $0.02 per share) compared to (GAAP) net income of $33.1 million ($0.05 per share) in the equivalent period of 2013. (GAAP) net income was higher in the second quarter of 2013, as it included a $44.5 million gain on the sale of the Company’s Brucejack royalty on May 13, 2013.

For the six months ended June 30, 2014, the Company generated a (GAAP) loss of $35.5 million (negative $0.05 per share) compared to (GAAP) net income of $33.1 million ($0.05 per share) in the comparable period of 2013. Year-to-date, adjusted net income was $19.3 million ($0.03 per share) compared to $46.2 million ($0.07 per share) in the same period of 2013. The most significant adjustment made to adjusted net income in the 2014 period was the exclusion of the non-cash fair value adjustment of $42.7 million relating to the change in fair value of the convertible notes. The 2013 adjusted earnings figure included a reversal of $32.9 million of costs related to the acquisition of the Masbate Mine’s bullion inventory, as well as the $44.5 million gain realized from the sale of the Company’s Brucejack royalty.

Liquidity and Capital Resources

At June 30, 2014, the Company remained in a strong financial position with cash and cash equivalents of $134.8 million and working capital of $195.9 million. In the first-half of 2014, resource property expenditures totaled $182.7 million which included Otjikoto Mine construction and mobile equipment expenditures of $103.7 million. The Company expects that it will be able to complete the Otjikoto Mine construction along with its other planned 2014 capital and exploration expenditures, by using its strong mine operating cash flows, existing cash position and its available credit facilities. In 2015, the Company’s cash from operations is expected to increase significantly due to gold production from the Otjikoto Mine.

At June 30, 2014, the Company had available a $200 million Senior Credit Facility of which $75 million had been utilized. On February 19, 2014, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility. The Company also has a $35.7 million Otjikoto equipment loan facility available (based on current foreign exchange rates), of which $30.5 million had been drawn down by June 30, 2014.

Operations

Masbate Gold Mine - Philippines

At the Masbate Mine in the Philippines, second quarter production was 36,901 ounces of gold, 2,920 ounces below budget, and approximately 4% lower than in the same quarter last year. As expected, gold production was affected in the quarter as the SAG mill was shut down during change-out from May 29th to June 28th, reducing mill throughput by approximately 54% (slightly more than originally anticipated) during this period. The new SAG mill is now in operation and is performing its function well after a short period of commissioning. The project was completed on time with no safety incidents.

Masbate’s cash operating costs for the second quarter of 2014 were $844 per ounce, $35 per ounce higher than in the prior-year quarter (as a result of lower gold production due to the SAG mill change-out), and approximately 3% higher than budget.

Year-to-date, gold production was 79,477 ounces compared to budget of 91,713 ounces, and to 81,877 ounces in the first half of 2013 (including 7,087 non-attributable ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013). Masbate’s production guidance for the year remains unchanged. Gold production was lower than budget, due to a number of factors. At the end of 2013, mine development at the Colorado Pit had advanced more slowly than planned. As a result, mill feed in the first-half of 2014 contained transitional and primary ore from the HMBE and Main Vein Pits not anticipated in the budget, which have a lower predicted recovery than the oxide ore from the Colorado Pit. As the Colorado Pit development is expected to catch up to budget in the second half of 2014, the high grade oxide ore from Colorado which had been scheduled to be processed will be mined and processed throughout the second half of the year. In addition, throughput in the second quarter was lower than budget due to lower ball mill feed in June when the SAG mill was being replaced resulting in lower than budgeted production.

For the first half of 2014, Masbate’s cash operating costs were $779 per ounce, a reduction of $48 per ounce over the same period last year, and $3 per ounce below budget. Overall, Masbate’s operating costs for the year-to-date period remained on budget.

Total capital expenditures during the three and six months ended June 30, 2014 totaled $16.4 million and $25.9 million, respectively, consisting mainly of the SAG mill change-out ($11 million including purchase, installation and upgrades), a tailings dam expansion ($5 million), the construction of a water treatment plant and additions to mining equipment.

Transition from contract mining to self-mining is currently proceeding smoothly at Masbate with mining equipment transferred at the end of the second quarter. Remaining changes include employee movements in the third quarter and transfer of maintenance functions at year-end.

The Masbate Mine is projected to produce approximately 190,000 to 200,000 ounces of gold in 2014, at an operating cash cost of approximately $765 to $800 per ounce. The Company expects that based on current forecasts, the Masbate Mine will meet the lower end of its production guidance range.

Last year, the Company began a metallurgical sampling and analysis program in order to assess the potential for a mill expansion at the Masbate Mine. That preliminary work continues, with conclusions expected in the fourth quarter of 2014. A proposed mill expansion would allow the Company to take advantage of opportunities to process additional ore, allow for the full utilization of the new SAG mill and optimize process plant gold recoveries.

La Libertad Gold Mine - Nicaragua

La Libertad Mine continues its strong operational performance. Gold production was 37,681 ounces in the second quarter of 2014, exceeding budget by 2,026 ounces, and approximately 27% higher than in the same quarter last year. Higher grade than budgeted (2.26 g/t processed versus 2.13 g/t budget) from the Mojon, Crimea and Jabali pit sources contributed to the surplus production, as well as higher gold recoveries (94.7% recovery versus 94.0% budget), as a result of the addition of lead nitrate and higher residence time in the leach tanks.

In the 2014 second quarter, La Libertad’s cash operating costs were $553 per ounce, a decrease of $106 per ounce compared to the prior-year quarter, and $30 per ounce below budget. Cash operating costs were better than budget, due to higher gold production arising from better gold grades and higher gold recoveries.

For the first-half of the year, La Libertad produced 76,277 ounces, exceeding budget by 4,456 ounces, and approximately 30% higher than in the same period in 2013. Year-to-date, La Libertad’s cash operating costs were $547 per ounce, a decrease of $77 per ounce over the corresponding period last year, and $36 per ounce below budget.

Total capital expenditures during the three and six months ended June 30, 2014 totaled $9.5 million and $15.9 million, respectively, consisting mainly of deferred stripping costs at the Mojon pit and Jabali ($8 million), equipment purchases ($3 million) and the La Esperanza tailings dam construction costs ($5.9 million). The tailings dam construction is complete.

La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at a cash operating cost of approximately $545 to $565 per ounce.

El Limon Gold Mine - Nicaragua

The Limon open pit and underground mine produced 11,122 ounces of gold in the 2014 second quarter, 3,670 ounces below budget, and approximately 22% lower than in the same quarter last year. Gold production in the quarter was affected by underground mine development at Santa Pancha 1 advancing more slowly than planned, due to delays in the installation of a water pump well (designed to remove underground water). As a result of the delays, access to higher grade zones at Santa Pancha 1 was affected. Mill feed (which had been budgeted to be 52% high grade material from Santa Pancha 1) was achieved in the quarter with ore coming from lower grade zones and surface sources. However, the necessary activities to complete the dewatering of Santa Pancha 1 will be completed in the second half of the year. In addition, Santa Pancha 2 development and dewatering has been accelerated to add alternative high grade sources. Gold grades at Santa Pancha 2 are expected to be in the 5 grams per tonne range. Overall, production guidance for the year remains unchanged. The Company expects that based on current forecasts, the Limon Mine will meet the lower end of its production guidance.

El Limon’s cash operating costs were $872 per ounce in the second quarter, approximately 29% higher than in the prior-year quarter, and 16% above budget of $750 per ounce. Per ounce cash operating costs are expected to decline in the second half of the year, as access to the planned Santa Pancha 1 higher grade ore body is restored.

For the first half of 2014, El Limon produced 26,253 ounces of gold compared to 28,248 ounces in the first six months of 2013, and to budget of 30,499 ounces. Year-to-date, El Limon’s cash operating costs were $729 per ounce, approximately 8% higher compared to the same period last year, and 3% above budget of $707 per ounce.

Total capital expenditures during the three and six months ended June 30, 2014 totaled $5.3 million and $10.2 million, respectively, consisting mainly of development costs for Santa Pancha ($2.5 million), deferred stripping costs ($2.5 million) and equipment purchases, including underground production equipment and pumps ($5 million).

El Limon is projected to produce approximately 62,000 to 70,000 ounces of gold in 2014 at a cash operating cost of approximately $650 to $675 per ounce. The Company expects that based on current forecasts, the Limon Mine will meet the lower end of its production guidance.

Development Projects

Otjikoto Development Project, Namibia

Construction at the Company’s open pit Otjikoto Mine in Namibia remains on time and on budget. Construction is expected to be completed and production is scheduled to commence in the fourth quarter of 2014.

Construction commenced January 2013 and will continue into the fourth quarter of 2014. Construction is being managed by B2Gold’s experienced team. The mill and mining offices have been completed by a local Otavi contractor, and construction of all the other administration buildings is 100% complete. Mill construction activities continue to progress, the majority of concrete has been poured in this area and all Leach and Carbon in Pulp tanks have been erected. The diesel and water reservoir tanks have been erected. Construction of the Primary Crusher is complete. The shells of both the SAG mill and ball mills have been assembled in the milling area. Erection of the pre-leach thickener and the tailings thickener are in progress. Project-to-date, a total of 18,500 cubic metres of concrete has been poured. The tailings facility is materially complete encompassing 1.5 million cubic meters of earth movement, and including the placement of an impermeable liner to protect the environment. A construction camp about two kilometres northeast of the mine is operational and able to accommodate construction workers at the Otjikoto site, although a large percentage of the workforce comes from Otavi and Otjiwarongo and are bussed to the site on a daily basis. At present, it houses 300 construction workers. Surface mine development has progressed well. Project-to-date production stands at 8.4 million tonnes mined (waste and ore) against a budget of 8.6 million tonnes. Ore mining commenced in June 2014 and activities are focused on building the ore stockpiles in preparation for planned commissioning.

Pre-production expenditures for the six months ended June 30, 2014 totaled $103.7 million (on a cash basis), including mobile equipment purchases of $7 million, power plant costs of $3.1 million and pre-stripping costs of $4.6 million. Total construction and development costs remain in-line with the Otjikoto feasibility study released in February 2013, including pre-development costs of $244 million and deferred stripping estimates of $33 million. The Otjikoto feasibility study also assumed that a further $60 million in mobile mining fleet and power plant costs would be lease financed. Leasing arrangements finalized in the fourth quarter of 2013 will finance $36 million of mobile mining fleet costs, based on current foreign exchange rates. The balance of the fleet and power plant costs has been funded from the Company’s existing cash flows and credit facilities.

The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average cash operating cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average cash operating cost of $689 per ounce. However, based on the positive drill results from the Wolfshag zone to date, on January 21, 2014 the Company announced plans to expand the Otjikoto mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces per year.

The 2014 Otjikoto exploration program is budgeted at $8 million. The exploration drilling program will focus primarily on infill drilling on the northern portion of the Wolfshag zone and will further test the extension of the Wolfshag zone to the South. The Company anticipates being in a position to upgrade the mineral resource classification to the indicated category by the end of 2014. The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

Kiaka Development Project, Burkina Faso

The Company owns an 81% interest in the Kiaka project following its acquisition of Volta Resources Inc. in December 2013. The property is located in south central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 kilometres southeast of the capital Ouagadougou.

A permitting study to advance the Kiaka Project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso on March 13, 2014. The permitting study is based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company is progressing on public consultation and other requirements to have an exploitation permit approved by year end.

The 2014 development budget for Kiaka and West Africa is $8.7 million, mainly for completing the permitting study and advancing the Kiaka exploration licence to an exploitation licence, keeping the tenements in good standing, overhead and administration and for initiating a feasibility level study for Kiaka based on an optimized throughput rate (including additional metallurgical programs). The Company expects to complete the updated feasibility study in the first quarter of 2015.

In 2014, the $3.6 million exploration program at Kiaka will focus on drilling of the inferred resource to upgrade areas of inferred to indicated, complete a geological interpretation of the deposit and continue to evaluate some of the regional targets within the claim area.

Gramalote Development Project, Colombia

On March 12, 2014, the Company announced positive results from the Preliminary Economic Assessment for the Gramalote gold project in Colombia. The Gramalote property is a 51% AngloGold Ashanti Ltd. (“AngloGold Ashanti”) and 49% B2Gold joint venture with AngloGold Ashanti as the project manager. Gramalote is located 230 kilometres northwest of Bogota and 80 kilometres northeast of Medellin in central Colombia.

At current gold price levels, the Gramalote Project economics are positive but at this time do not move the project to the top of the Company’s priority list for continued development towards a Final Feasibility. The joint venture partners have agreed on a work program for 2014 that advances the Environmental Impact Study so it can be formally submitted to the Colombian regulators during 2014 which is key to advancing the permitting process. Focus will also be given on addressing other project risk issues such as infill drilling of Inferred Mineral Resources, social programs, environmental monitoring and government relations. Gramalote owns two diamond drills and will utilize those two machines to target 8,000 to 10,000 meters of infill drilling in 2014. The approved budget for 2014 (100% basis) is $27.8 million. Both joint venture partners continue to fund their share of the project costs.

Proposed Merger with Papillon Resources Limited

On June 3, 2014, B2Gold announced that it has entered into a Merger Implementation Agreement (“Merger Agreement”) with Papillon Resources Limited (“Papillon”), pursuant to which B2Gold agreed to acquire all of the outstanding shares of Papillon based on an exchange ratio of 0.661 B2Gold common shares for each Papillon ordinary share held (“Merger Consideration”). At the time of announcement, the Merger Consideration represented a purchase price of approximately AUS$1.72 per Papillon share and valued the transaction at approximately $570 million.

The merger will be implemented by way of a Scheme of Arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and former Papillon shareholders will own approximately 74% and 26%, respectively, of the issued common shares of B2Gold following the completion of the transaction.

A draft Scheme Booklet, including an Independent Expert’s Report, was lodged by Papillon with the Australian Securities and Investments Commission on July 15, 2014. In addition, an originating process and supporting affidavits were also filed by Papillon with the Federal Court of Australia (“Court”). On August 8, 2014, the Court approved the mailing of the Scheme Booklet to Papillon shareholders. Papillon intends to mail the Scheme Booklet to Papillon shareholders on August 15, 2014 with the meeting of Papillon shareholders to consider the Scheme to follow on September 15, 2014.

B2Gold expects to hold a special meeting of its shareholders on September 12, 2014 to consider and, if deemed advisable, approve the issuance of B2Gold shares comprising the Merger Consideration to former Papillon shareholders.

Subject to receipt of all necessary Court, regulatory, shareholder and third party approvals, B2Gold expects the transaction to be completed on or about October 3, 2014.

Outlook

The Company is projecting another record year of gold production in 2014. Company-wide production in 2014 from the Masbate, Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold with consolidated cash operating costs of $667 to $695 per ounce (a similar range as in 2013). The Company expects that based on current forecasts, it will meet the lower end of its production guidance range. With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production in the range of 525,000 to 550,000 ounces, based on current assumptions.

The recently announced acquisition of Papillon is scheduled to close in early October 2014. Upon closing of the transaction, the Company will focus on completing an updated feasibility study to confirm the optimal mine size and mill configuration of the Fekola Project. In conjunction, the Company will assess the additional funding that would be required for the construction of Fekola and expects that any additional financing requirements beyond existing facilities and operating cash flows could be met from a variety of financing sources, given the Company’s strong balance sheet and historical operating performance. Pending completion of the acquisition, the Company is committed to advancing the Fekola Project and expects that a significant portion of its Otjikoto mine construction team will provide the core construction team for Fekola. Subject to completion of the Papillon acquisition, a positive feasibility study, financing and permitting (which are not assured), the Fekola project provides the potential to help the Company’s annual gold production to grow to approximately 900,000 ounces.

Clearly, B2Gold’s strategy of growth through accretive acquisitions and exploration success to date speaks for itself. Over the last six years, the acquisitions of Central Sun Mining Inc. (the Nicaraguan mines), Auryx Gold Corp. (the Otjikoto Project, Namibia) and CGA Mining Limited (the Masbate Mine, Philippines) have seen the Company grow annual production dramatically. The acquisition of Volta Resources Inc. (the Kiaka Project, Burkina Faso) and the proposed acquisition of Papillon, offers the potential for significant additional production growth.

Due to its strong cash position and cash flow from operations, the Company is fully funded to complete its mine site capital expenditures, exploration, and the construction of the Otjikoto mine, and finish 2014 with a strong cash balance. In 2015, the Company’s cash from operations will increase significantly due to gold production from the Otjikoto mine.

Looking ahead, B2Gold is committed to continued growth through the development of its existing projects, exploration and the pursuit of additional accretive acquisitions. With a proven technical team, strong financial position and access to capital, the Company is well positioned to utilize its model of growth to continue building a profitable, growth oriented, sustainable intermediate gold producer.

Second Quarter 2014 Financial Results - Conference Call Details

B2Gold Corp. will release its second quarter results before the North American markets open on Thursday, August 14, 2014.

B2Gold executives will host a conference call to discuss the results on Thursday, August 14, 2014 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-340-2216 or toll free 866-223-7781 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=173042. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (passcode: 8304906).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer
For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, production, permitting and other activities on the Company’s properties, anticipated technical reports and feasibility studies, future production, the potential for expansion of resources and reserves, potential for expansion of production capacity, projected capital investments and exploration, the completion of the Otjikoto mine, the potential expansion of the Masbate mill, the potential completion of, and production from, the Fekola gold project, the potential completion of the Scheme with Papillon, the synergies and financial impact of the Scheme, the terms and conditions of the Scheme and the benefits of the Scheme. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; the uncertainty associated with pre-feasibility studies, which do not purport to establish the legal or commercial viability of mineral deposits; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; uncertainties related to completion of the proposed Scheme, including the requirement for shareholder, regulatory and court approvals; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the Scheme; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies and preliminary economic assessments, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. For the above reasons, information contained in this press release that describes the Company’s or Papillon’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)
	For the three months ended June 30, 2014	For the three months ended June 30, 2013	For the six months ended June 30, 2014	For the six months ended June 30, 2013

Gold revenue	$120,258	$122,635	$249,278	$277,488

Cost of sales

Production costs	(65,929)	(63,428)	(128,234)	(133,773)
Depreciation and depletion	(28,380)	(18,906)	(53,690)	(33,137)
Royalties and production taxes	(3,976)	(4,100)	(8,286)	(8,039)
Inventory fair value adjustments on CGA acquisition	-	(515)	-	(32,869)

Total cost of sales	(98,285)	(86,949)	(190,210)	(207,818)

Gross profit	21,973	35,686	59,068	69,670

General and administrative	(13,094)	(10,509)	(20,416)	(17,289)
Share-based payments	(7,337)	(6,070)	(10,728)	(8,985)
Foreign exchange gains (losses)	1,666	157	1,334	(1,433)
CGA acquisition costs	-	-	-	(5,859)
Gain on sale of Brucejack royalty	-	44,496	-	44,496
Other	923	(1,111)	13	(2,306)

Operating income	4,131	62,649	29,271	78,294

Loss on fair value of convertible notes	(4,408)	-	(42,695)	-
Community relations	(1,253)	(2,599)	(2,762)	(3,297)
Interest and financing expense	(1,152)	(428)	(2,147)	(775)
Realized losses on derivative instruments	(318)	(790)	(884)	(1,195)
Unrealized gains (losses) on derivative instruments	1,035	(4,035)	947	(6,449)
Accretion of mine restoration provisions	(298)	(652)	(596)	(1,355)
Write-down of long-term investments	(2,745)	(14,987)	(3,007)	(18,481)
Other	(388)	70	1,080	(244)

(Loss) income before taxes	(5,396)	39,228	(20,793)	46,498

Current income tax, withholding and other taxes	(5,925)	(3,128)	(15,384)	(9,616)
Deferred income tax recovery (expense)	(208)	(3,029)	670	(3,748)

Net (loss) income for the period	$(11,529)	$33,071	$(35,507)	$33,134

Attributable to:
Shareholders of the Company	$(11,547)	$33,071	$(35,552)	$33,134
Non-controlling interests	18	-	45	-

Net (loss) income for the period	$(11,529)	$33,071	$(35,507)	$33,134

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.02)	$0.05	$(0.05)	$0.05
Diluted	$(0.02)	$0.05	$(0.05)	$0.05

Weighted average number of common shares outstanding (in thousands)
Basic	674,877	643,681	673,381	622,663
Diluted	674,877	646,609	673,381	626,965

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2014	For the three months ended June 30, 2013	For the six months ended June 30, 2014	For the six months ended June 30, 2013

Operating activities
Net (loss) income for the period	$(11,529)	$33,071	$(35,507)	$33,134
Mine restoration provisions settled	(353)	(399)	(609)	(594)
Non-cash charges (credits)
Depreciation and depletion	28,380	18,906	53,690	33,137
Loss on fair value of convertible notes	4,408	-	42,695	-
Share-based payments	7,337	6,070	10,728	8,985
Write-down of long-term investments	2,745	14,987	3,007	18,481
Deferred income tax (recovery) expense	208	3,029	(670)	3,748
Unrealized loss (gain) on derivative instruments	(1,035)	4,035	(947)	6,449
Accretion of mine restoration provisions	298	652	596	1,355
Gain on sale of Brucejack royalty	-	(44,496)	-	(44,496)
Inventory fair value adjustments on CGA acquisition	-	515	-	32,869
Amortization of deferred revenue	-	(9,387)	-	(18,782)
Other	(582)	7,433	195	7,126

Cash provided by operating activities before changes in non-cash working capital	29,877	34,416	73,178	81,412

Changes in non-cash working capital	256	(7,868)	(22,323)	(2,668)
Changes in long-term value added tax receivables	(5,917)	(2,870)	(8,902)	(4,723)

Cash provided by operating activities	24,216	23,678	41,953	74,021

Financing activities
Revolving credit facilities, net drawdowns	25,000	25,000	25,000	50,000
Otjikoto equipment loan facility, drawdowns net of transaction costs	8,385	-	19,711	-
Repayment of Otjikoto equipment loan facility	(1,897)	-	(2,405)	-
Payment of finance lease obligations	(14,409)	(2,101)	(16,017)	(3,864)
Repayment of Libertad equipment loan	(222)	(150)	(377)	(150)
Masbate project loan repayments	-	(14,043)	-	(18,524)
Common shares issued for cash	382	655	1,796	1,954
Restricted cash movement	(1,100)	9,000	(3,069)	9,000
Interest and commitment fees paid	(1,213)	(865)	(7,237)	(1,300)
Financing costs relating to credit facility	-	(3,779)	-	(3,779)

Cash provided by financing activities	14,926	13,717	17,402	33,337

Investing activities
Expenditures on mining interests:
Otjikoto, mine construction	(39,123)	(35,038)	(89,032)	(42,875)
Otjikoto, mobile mine equipment	(212)	(22,893)	(6,973)	(22,893)
Otjikoto, power plant	379	-	(3,052)	-
Otjikoto, prestripping	(3,257)	-	(4,639)	-
Gramalote, prefeasibility and exploration	(4,881)	(17,708)	(8,136)	(32,545)
Masbate Mine, development and sustaining capital	(16,404)	(6,617)	(25,935)	(10,813)
Libertad Mine, development and sustaining capital	(9,546)	(7,147)	(15,937)	(12,105)
Libertad Mine, Jabali development	(998)	(4,611)	(2,382)	(8,127)
Limon Mine, development and sustaining capital	(5,346)	(3,941)	(10,186)	(7,986)
Other exploration and development	(8,275)	(9,097)	(16,453)	(15,807)
Cash received for EVI preference shares	-	-	5,487	-
Purchase of EVI preference shares	-	-	-	(6,458)
Cash acquired on CGA acquisition	-	-	-	56,088
CGA acquisition costs paid	-	-	-	(16,012)
Cash proceeds from sale of Brucejack royalty	-	44,496	-	44,496
Purchase of long-term investments	(736)	-	(736)	(3,997)
Other	534	140	697	(617)

Cash used by investing activities	(87,865)	(62,416)	(177,277)	(79,651)

(Decrease) increase in cash and cash equivalents	(48,723)	(25,021)	(117,922)	27,707

Cash and cash equivalents, beginning of period	183,537	120,677	252,736	67,949

Cash and cash equivalents, end of period	$134,814	$95,656	$134,814	$95,656

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2014	As at December 31, 2013

Assets
Current
Cash and cash equivalents	134,814	252,736
Accounts receivable and prepaids	18,055	26,273
Value-added and other tax receivables	33,204	19,823
Inventories	80,298	75,665

	266,371	374,497

Long-term investments (carried at quoted market values)	23,969	20,769

Value-added tax receivables	34,907	28,875

Mining interests
-Owned by subsidiaries	1,629,496	1,517,277
-Investments in joint ventures	158,350	150,168

Goodwill	202,070	202,070

Other assets	19,062	16,070

	2,334,225	2,309,726

Liabilities
Current
Accounts payable and accrued liabilities	43,794	65,812
Current taxes payable	13,375	15,658
Current portion of long-term debt	10,496	12,965
Current portion of unrealized fair value of derivative instruments	909	2,563
Current portion of mine restoration provisions	1,345	1,351
Other	509	472

	70,428	98,821

Unrealized fair value of derivative instruments	848	205

Long-term debt	373,056	300,447

Mine restoration provisions	45,443	45,449

Deferred income taxes	187,205	186,811

Employee benefits obligation	5,261	6,626

	682,241	638,359

Equity
Shareholders’ equity

Share capital

Issued: 678,785,411 common shares (Dec 31, 2013 – 674,719,721)	1,532,132	1,519,217

Contributed surplus	53,883	52,333

Accumulated other comprehensive loss	(38,735)	(40,539)

Retained earnings	97,088	132,640

	1,644,368	1,663,651

Non-controlling interests	7,616	7,716

	1,651,984	1,671,367

	2,334,225	2,309,726

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2014

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367

January 1, 2014 to June 30, 2014:
Net loss for the period	-	-	-	-	(35,552)	45	(35,507)
Cumulative translation adjustment	-	-	-	(773)	-	(145)	(918)
Unrealized gain on investments	-	-	-	2,577	-	-	2,577
Shares issued on exercise of stock options	1,587	1,796	-	-	-	-	1,796
Shares issued on vesting of RSU	2,478	7,805	(7,805)	-	-	-	-
Shares issued from incentive plan	-	15	-	-	-	-	15
Share based payments – expensed	-	-	10,728	-	-	-	10,728
Share based payments – capitalized to mining interests	-	-	1,926	-	-	-	1,926
Transfer to share capital on exercise of stock options and incentive plan	-	3,299	(3,299)	-	-	-	-

Balance at June 30, 2014	678,785	$1,532,132	$53,883	$(38,735)	$97,088	$7,616	$1,651,984

	2013

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2012	393,308	$468,550	$35,383	$(6,793)	$62,807	$6,372	$566,319

January 1, 2013 to June 30, 2013:
Net income for the period	-	-	-	-	33,134	-	33,134
Shares issued for CGA Mining acquisition	251,973	984,870	-	-	-	-	984,870
Cumulative translation adjustment	-	-	-	(22,014)	-	(897)	(22,911)
Reclassify unrealized loss on investment from AOCL to income statement	-	-	-	4,545	-	-	4,545
Unrealized loss on investments	-	-	-	(3,138)	-	-	(3,138)
Shares issued on exercise of stock options	1,227	1,954	-	-	-	-	1,954
Shares issued on vesting of RSU	1,850	5,960	(5,960)	-	-	-	-
Shares issued to EVI	2,513	7,600	-	-	-	-	7,600
Share based payments –expensed	-	-	8,985	-	-	-	8,985
Share based payments – capitalized to mining interests	-	-	2,473	-	-	-	2,473
Tax benefit related to share issue costs	-	1,972	-	-	-	-	1,972
Transfer to share capital on exercise of stock options	-	801	(801)	-	-	-	-

Balance at June 30, 2013	650,871	$1,471,707	$40,080	$(27,400)	$95,941	$5,475	$1,585,803